UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Navios Maritime Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
Y62159101
(CUSIP Number)
Vasiliki Papaefthymiou
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
+30-210-4595000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
April 8, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☑
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		6,025,000*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,025,000*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

6,025,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

19.1%*

14	TYPE OF REPORTING PERSON*

CO

* Does not include 6,035,000 shares of common stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable and will not become exercisable within 60 days. Also does not include 7,600,000 shares of common stock issuable upon exercise of the private placement warrants, which are not currently exercisable, but which may become exercisable within the next 60 days if the acquisition of vessels (the “Acquisition”) is approved and consummated. If the Acquisition is consummated, Holdings will beneficially own 13,635,000 shares of common stock, which would represent 34.7% of the Issuer’s outstanding common stock as of April 7, 2010.

Page 2 of 10 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amadeus Maritime S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Panama

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

	0%

14	TYPE OF REPORTING PERSON*

	CO

Page 3 of 10 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeliki Frangou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greek

	7	SOLE VOTING POWER

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

	200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

	0.6%

14	TYPE OF REPORTING PERSON*

	IN

Page 4 of 10 pages

Item 1. Security and Issuer
          This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.0001 per share (the “Common Stock”), of Navios Maritime Acquisition Corporation, a Marshall Islands corporation (the “Issuer”). The address of the principal executive office of the Issuer is 85 Akti Miaouli Street, Piraeus, Greece 185 38.
Item 2. Identity and Background
(a)	This Schedule 13D is being filed by Navios Maritime Holdings Inc., a Marshall Islands corporation (“Holdings”), Amadeus Maritime S.A., a Panama corporation (“Amadeus”), and Angeliki Frangou (“Ms. Frangou”) (collectively, the “Reporting Persons”). The names, business addresses, citizenship, and present principal occupation or employment of the directors and executive officers of Holdings and Amadeus are as set forth in Annex A attached hereto and incorporated herein by this reference.

(b)	The business address of the Reporting Persons except Amadeus is 85 Akti Miaouli Street, Piraeus, Greece 185 38. The principal business address of Amadeus is Swiss Bank Building, 53rd Street, Panama City, Panama PA.

(c)	The principal business of Holdings is seaborne shipping and logistics. The principal business of Ms. Frangou is acting as the Chairman of the Board and Chief Executive Officer of Holdings and its affiliated companies. Amadeus is an entity owned 100% by Ms. Frangou and used for investments.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Holdings is a Marshall Islands corporation. Ms. Frangou is a Greek citizen. Amadeus is incorporated in Panama.
Item 3. Source and Amount of Funds or Other Consideration
          The source of funds for any purchases made by the Reporting Persons shall be the Reporting Persons’ working capital, or personal funds in the case of Ms. Frangou.
Item 4. Purpose of Transaction
          The Issuer has filed a preliminary proxy statement for a special meeting of stockholders as an Exhibit to a Form 6-K soliciting the approval of the stockholders of the Issuer for an acquisition of vessels (the “Acquisition”). In connection with the Acquisition, the Reporting Persons have agreed to acquire through J.P. Morgan Securities Inc. and others up to an aggregate of $60.0 million of the Issuer’s Common Stock during the period commencing two business days after the Issuer files the preliminary proxy statement on Form 6-K and ending on the date of the stockholders meeting. Of the $60.0 million, Holdings has agreed to purchase up to $45.0 million and Amadeus has agreed to purchase up to $15.0 million, of the Issuer’s Common Stock, respectively, in open market purchasers or privately negotiated purchases. They or their affiliates may make purchases in excess of such thresholds.
          Holdings has agreed that, to the extent it does not use at least $30.0 million in making such purchases, it will invest such balance directly in the Issuer at the closing of the Acquisition.
          The Reporting Persons intend to acquire the Issuer’s Common Stock because (a) they believe that the Acquisition is a valuable opportunity, as evidenced by Holdings’ commitment to consummate the Acquisition for its own account if the Issuer’s stockholders do not approve it, (b) these purchases are in substitution for, and an increase from, a previous commitment by one of the Reporting Persons at the time of the Issuer’s initial public offering to

Page 5 of 10 pages

purchase up to an aggregate of $30.0 million of the Issuer’s Common Stock, and (c) they believed that it would help to facilitate the approval by the stockholders of the Issuer of the Acquisition and the consummation of the transaction.
          All shares acquired by the Reporting Persons will be voted in favor of the Acquisition at the stockholders meeting. For more information on the Acquisition and these purchases, see the Issuer’s Form 6-K and the preliminary proxy attached thereto.
          As described in more detail in the preliminary proxy, the Reporting Persons may have plans or proposals that relate to, or could result in, the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, including, but not limited to, (a) acquiring additional securities of the Issuer through open market purchases and privately negotiated transactions, (b) facilitating the Acquisition, (c) changing the present board of directors or management of the Issuer, through the appointment of Rex W. Harrington to the Issuer’s board of directors and (d) changing the Issuer’s charter, bylaws or instruments corresponding thereto or other actions through the amendments to the Issuer’s amended and restated certificate of incorporation that are proposed to be adopted at the stockholder meeting.
          The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
          (a), (b) As of April 8, 2010, Holdings beneficially owns 6,025,000 shares of the Issuer’s Common Stock, which does not include 7,600,000 shares of Common Stock issuable upon exercise of private placement warrants, which are not currently exercisable, but which may become exercisable within the next 60 days if the Acquisition is approved and consummated, and does not include 6,035,000 shares of Common Stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable and will not become exercisable within 60 days. The warrants underlying the sponsor units are not exercisable unless and until the reported last sale price of the Common Stock equals or exceeds $13.75 per share for any 20 days within any 30-trading day period beginning 90 days after the Issuer’s initial business combination. Ms. Frangou beneficially owns 200,000 shares of the Issuer’s Common Stock. Ms. Frangou is Chairman of the Board of Directors, Chief Executive Officer and a principal stockholder of Holdings. Holdings, Amadeus and Ms. Frangou may be deemed members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Ms. Frangou disclaims beneficial ownership of any shares of Common Stock owned by Holdings, and Holdings disclaims beneficial ownership of any shares of Common Stock owned by Ms. Frangou or Amadeus, other than those shares of Common Stock for which such Reporting Person may exercise direct voting or dispositive power. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons.
          (c) No transactions in the Issuer’s Common Stock have been made by the Reporting Persons within the past 60 days except for the signing of the agreements set forth in Item 6.
          (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          To the knowledge of the Reporting Persons, except for the Repurchase Plan, dated April 8, 2010, by and among Holdings, Amadeus, the Issuer and J. P. Morgan Securities Inc., the Amended Co-Investment Share Subscription Agreement, dated April 8, 2010 by and between the Issuer and Holdings and the Amendment to the Buyback Agreement, dated April 8, 2010, by and among the Issuer, Amadeus, J.P. Morgan Securities Inc., Deutsche Bank Securities Inc. and Holdings, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
99.1	Joint Filing Agreement, dated as of April 8, 2010, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Page 6 of 10 pages

99.2	Repurchase Plan, dated April 8, 2010, by and among Holdings, Amadeus, the Issuer and J.P. Morgan Securities Inc.

99.3	Amended Co-Investment Share Subscription Agreement, dated April 8, 2010, by and between the Issuer and Holdings.

99.4	Amendment to Buyback Agreement, dated April 8, 2010, by and among the Issuer, Amadeus, J.P. Morgan Securities Inc., Deutsche Bank Securities Inc. and Holdings.

Page 7 of 10 pages

Annex A
The name and present principal occupation or employment of each executive officer and director of Holdings are set forth below. The business address of each person is 83 Akti Miaouli Street, Piraeus, Greece 185 38. To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding.

Name	Citizenship	Principal Occupation
Angeliki Frangou	Greece	Chairman of the Board and Chief Executive Officer

George Achniotis	Greece	Chief Financial Officer

Ted C. Petrone	United States	President of Navios Corporation and Director

Michael E. McClure	United States	Executive Vice President — Corporate Affairs

Vasiliki Papaefthymiou	Greece	Executive Vice President — Legal, Secretary and Director

Anna Kalathakis	Greece	Senior Vice President — Legal Risk Management

Spyridon Magoulas	Greece	Director, Managing Director of Doric Shipbrokers S.A.

John Stratakis	United States	Director, Partner with the law firm of Poles, Tublin, Stratakis & Gonzalez, LLP

Allan Shaw	United States	Director, Chief Financial Officer of NewLead Holdings Ltd.

Page 8 of 10 pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2010		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou

	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Amadeus Maritime S.A.

	By:	/s/ Jose Silva

	Name:	Jose Silva
	Title:	President

/s/ Angeliki Frangou (individually)

Page 9 of 10 pages